Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, February 22, 2026

(in U.S. dollars unless otherwise noted)

Franco-Nevada Announces A$220 Million Financing Package with Minerals 260 for the Bullabulling Gold Project

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV)(NYSE:FNV) is pleased to announce that, through a wholly-owned Australian subsidiary, it has entered into an agreement to acquire a A$170 million (approximately $120 million) gross royalty (the “Royalty”) from Minerals 260 Limited (“Minerals 260”) to support its development of the Bullabulling Gold Project (“Bullabulling” or the “Project”) located in Western Australia. Additionally, Franco-Nevada has agreed to subscribe for A$50 million (approximately $35 million) of Minerals 260’s ordinary shares (the “Shares”).

The Royalty acquisition will be in addition to Franco-Nevada’s historical 1.00% gross royalty over certain Project tenements, effectively increasing it to a 2.45% gross royalty over a Bullabulling land package, covering all Mineral Resources, plus an area of interest.

“Bullabulling is a large and growing Resource and one of the most attractive gold development projects in Australia,” said Paul Brink, President & CEO of Franco-Nevada. “After a full review by our team of the rapid and impressive progress made by Minerals 260, we are excited to increase our exposure to the Project. This represents Franco-Nevada’s largest ever royalty acquisition in Australia and adds to the extensive royalty coverage we have in the country. Our equity investment demonstrates our confidence in the Minerals 260 team’s ability to deliver the Project and unlock value for shareholders. We look forward to a long-term partnership with Minerals 260 for the development of Bullabulling and beyond.”

Luke McFadyen, Managing Director of Minerals 260, commented: “Securing a A$220 million funding package with the world’s leading gold royalty company at this stage of Bullabulling’s development is a major milestone that will allow us to rapidly accelerate the Project towards production, while also substantially de-risking our development funding pathway. Franco-Nevada’s extensive due diligence across all areas of the Project validates Bullabulling as one of the leading gold development projects in Australia.”

Transaction Highlights

●	Near-Term Production Pathway: Bullabulling is one of Australia’s largest near-term gold projects, located approximately 65 km from Kalgoorlie, Western Australia in the Eastern Goldfields, with an existing resource of 3.0 Moz Indicated Resources (93 Mt at 1.0 g/t) and 1.5 Moz Inferred Resources (42 Mt at 1.1 g/t). The Project is located on existing mining leases and has a straightforward pathway to meaningful near-term production from conventional open-pit and CIL processing. A pre-feasibility study is targeted by Minerals 260 for completion in mid-2026, with a final investment decision expected early 2027, and first gold production potentially as soon as H2 2028.
●	Meaningful Production Profile: Minerals 260’s intended strategy is to incrementally develop and expand Bullabulling to accelerate and optimize production. Based on Franco-Nevada’s review and current Resources, we see potential for throughput expanding in phases to 7 to 8 Mtpa, which corresponds with historical studies.[1]
●	Substantial Funding for Project Development: Financing proceeds will enable Minerals 260 to accelerate the development of Bullabulling through the expansion of resource drilling and growth, bringing forward camp construction and other infrastructure to fast-track development, and facilitate the ordering of long lead items.
●	Large Mineral Resource with Exploration Potential: The Royalty will cover a large Resource base, including the Phoenix, Bacchus, Dicksons, Kraken deposits which cover 8.5 km strike-length on the Bullabulling trend and the Gibraltar deposit which currently spans 1 km strike-length on a sub-parallel trend. Since acquiring the project in 2025, Minerals 260 has had significant success growing the Resource through the first significant drilling campaign on the Project since 2011, nearly doubling Mineral Resources. Considerable growth potential exists on the deposits both along strike and at depth, along with conversion of Inferred Resources. We expect the financing

1 Throughput potential is based on Franco-Nevada’s own review, including of the current Resources and historical studies, and is not a Minerals 260 production target for the Project.

proceeds will assist Minerals 260 to continue expanding their Resource base through both exploration and infill drilling on ground covered by the Royalty, along with advancing the Project.

●	Experienced Board & Management Team: Minerals 260 is led by its Chairman Tim Goyder, who has over 40 years of experience in the resource industry and is Minerals 260’s second largest shareholder. Mr. Goyder is the also the Chairman of Liontown Limited which recently developed and is operating the Kathleen Valley Lithium mine in Western Australia. The Minerals 260 management team is lead by its Chief Executive Officer and Managing Director, Luke McFadyen who has over 15 years of mining industry experience and, prior to joining Minerals 260 in 2023, held senior roles at OZ Minerals, Syrah Resources, South32 and BHP.
●	Transaction Highlights Exploration Royalty Portfolio Upside: The Royalty acquisition underscores the value and optionality of Franco-Nevada’s historical Bullabulling royalty and the 300+ exploration and advanced-stage royalty and stream interests in our portfolio, including several other royalties that Franco-Nevada holds on the Kalgoorlie belt, one of Australia’s most prolific mining camps.

Key Terms

Royalty Acquisition

●	Upfront proceeds of A$75 million (approximately $53 million) upon closing, with a further A$95 million (approximately $67 million) payment upon obtaining Foreign Investment Review Board (“FIRB”) approval for the acquisition of security interests over the Project tenements
●	Franco-Nevada will hold a 2.45% gross royalty comprised of:
●	an additional 1.45% gross royalty over Bullabulling tenements on which Franco-Nevada currently holds a 1.00% royalty
●	a new 2.45% gross royalty over Bullabulling tenements where Franco-Nevada currently holds no existing royalty
●	Upon production of 4 Moz Au from Royalty lands, the royalties, in aggregate, will step down from 2.45% to 1.63%
●	Royalties cover a Bullabulling land package, inclusive of all Mineral Resources, plus an area of interest
●	Franco-Nevada will maintain a right of first refusal on future streams, royalties and similar interests related to the Royalty properties
●	The initial A$75 million Royalty funding is expected to occur on or about February 26, 2026. The second A$95 million Royalty funding is expected to occur upon obtaining FIRB approval

Equity Participation

●	Franco-Nevada has committed to purchase 111,111,111 Shares of Minerals 260 at an issue price of A$0.45 per Share for an aggregate purchase price of A$50 million (or approximately $35 million)
●	Upon closing of the equity transaction, Franco-Nevada will own approximately 4.9% of Minerals 260’s issued and outstanding Shares

Financing the Transactions

Franco-Nevada intends to finance the transactions from cash on hand. The Company had $0.9B in cash and cash equivalents and marketable securities and $1.9B in available capital as at September 30, 2025.

Franco-Nevada Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Eaun Gray	Matthew Selby
President & CEO	Chief Investment Officer	VP, Business Development
Franco-Nevada Australia Pty Ltd
info@franco-nevada.com

About Minerals 260

Minerals 260 is building an Australian gold company by developing the Bullabulling Gold Project, located approximately 65 km from Kalgoorlie, Western Australia in the Eastern Goldfields. Minerals 260’s shares are listed on the Australian Stock Exchange (ASX:MI6). For more information, visit www.minerals260.com.au.

Additional Information

Minerals 260’s head office is located at Level 2, 1292 Hay Street, West Perth WA 6005. Franco-Nevada's head and registered office is located at 2000-199 Bay Street, Commerce Court West, Toronto, Ontario, M5L 1G9.

Information relating to Bullabulling contained in this news release has been provided by Minerals 260. All Mineral Resource estimates are reported in accordance with the JORC Code (2012).

Scientific and technical information included in this news release has been reviewed by Darrol van Deventer, Vice President, Mining of Franco-Nevada, a qualified person under National Instrument 43-101.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, including the expected timing of closing the transaction, the expected future performance of Bullabulling and the Royalty, and production and mine life estimates relating to Bullabulling. In addition, statements relating to mineral resources and mineral reserves, gold equivalent ounces (“GEOs”) and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of any ongoing or future audits by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.